

January 3, 2022

Halden S. Shane
Chief Executive Officer
TOMI Environmental Solutions, Inc.
8430 Spires Way, Suite N
Frederick, Maryland 21701

      Re: TOMI Environmental Solutions, Inc.
          Registration Statement on Form S-3
          Filed December 27, 2021
          File No. 333-261895

Dear Mr. Shane:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Alan Campbell at 202-551-4224 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Life Sciences

cc: Albert Lung